UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)

NextDecade Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of class of securities)

65342K105
(CUSIP number)

Owen Schmidt
Valinor Management L.P.
510 Madison Avenue, 25th Floor
New York, New York 10022
(212) 918-5226

With copies to:
Jackie Cohen
Weil, Gotshal & Manges, LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8000

(Name, address and telephone number of person authorized to receive notices and communications)

May 24, 2019
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Schedule 13D
CUSIP No. 65342K105

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Valinor Capital Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
4,178,872 (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
4,178,872 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,178,872 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.79% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

Schedule 13D
CUSIP No. 65342K105

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Valinor Capital Partners Offshore Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
11,888,688 (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
11,888,688 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,888,688 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.71% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

Schedule 13D
CUSIP No. 65342K105

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
VND Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
4,813,971 (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
4,813,971 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,813,971 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.38% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

Schedule 13D
CUSIP No. 65342K105

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Valinor Associates, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
20,881,531* (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
20,881,531* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,881,531* (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.76%* (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*Includes shares owned by Valinor Capital Partners, L.P., VND Partners, L.P. and Valinor Capital Partners Offshore Master Fund, L.P.

Schedule 13D
CUSIP No. 65342K105

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Valinor Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
20,881,531* (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
20,881,531* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,881,531* (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.76%* (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

*Includes shares owned by Valinor Capital Partners, L.P., VND Partners, L.P. and Valinor Capital Partners Offshore Master Fund, L.P.

Schedule 13D
CUSIP No. 65342K105

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
David Gallo

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
20,881,531* (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
20,881,531* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,881,531* (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.76%* (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*Includes shares owned by Valinor Capital Partners, L.P., VND Partners, L.P. and Valinor Capital Partners Offshore Master Fund, L.P.

This Amendment No. 7 (“Amendment No. 7”) amends the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 3, 2017, as amended (as amended, the “Statement”), and is filed by the Reporting Persons with respect to the common stock, $0.0001 par value per share (“Shares”), of NextDecade Corporation (the “Issuer”).  Capitalized terms used herein but not defined shall have the meaning given to them in the Statement.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended and supplemented as follows:

On May 24, 2019, the funds of $5,000,000 for the acquisition of the Series B Preferred Shares and the attached Series B Warrants listed in Item 4 of this Amendment No. 7 came from the respective funds of the private investment vehicles over which such Reporting Persons exercise investment discretion.  No borrowed funds were used to purchase the Preferred Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

Item 4 is amended and supplemented as follows:

On May 24, 2019, the closing of the transactions contemplated by the Series B Purchase Agreement occurred, pursuant to which the Valinor Preferred Participants purchased, in the aggregate: (i) 5,100 Series B Preferred Shares, including 100 Series B Preferred Shares as an origination fee as provided under the Series B Purchase Agreement, with the rights and obligations as set forth in the Certificate of Designations; and (ii) 90,500 Series B Warrants, with rights and obligations set forth in those certain Warrant Agreements, dated as of May 24, 2019 (the “Series B Warrant Agreements”). Pursuant to the Series B Purchase Agreement, the Series B Preferred Shares and the Series B Warrants may not be transferred except to (i) affiliates or (ii) third parties upon the consent of the Issuer, which consent will not be unreasonably withheld or delayed.

In connection with the transactions contemplated by the Series B Purchase Agreement, the Issuer and the Valinor Preferred Participants entered into the Series B Warrant Agreements, Registration Rights Agreement and Purchaser Rights Agreement, in each case as described in Amendment No. 6.

The foregoing descriptions are summaries and are qualified in their entirety by reference to the Series B Stock Purchase Agreement, the Series B Certificate of Designations, the Series B Warrant Agreements, the Registration Rights Agreement and the Purchaser Rights Agreement, which are attached to the Statement as Exhibits 17, 18, 19, 20, 21 and 22, respectively, and are incorporated herein by such reference.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is amended and restated as follows:

The responses set forth on rows 7 through 13 of the cover pages of this Amendment No. 7, as of May 24, 2019, are incorporated by reference in this Item 5.  The beneficial ownership information that follows is as of May 24, 2019, following the closing of the transactions described in Item 4 of this Amendment No. 7.

(a) and (b)

As of May 24, 2019, assuming as if the Series A Preferred Shares, the Series A Warrants, the Series B Preferred Shares and the Series B Warrants beneficially owned by the Valinor Preferred Participants were convertible and exercisable, as the case may be: (A) Capital Partners directly holds 4,178,872 Shares, comprised of 3,832,630 Shares and 346,242 Shares issuable upon (i) conversion of 975 Series A Preferred Shares, (ii) the exercise of 15,560 Series A Warrants, (iii) conversion of  1,326 Series B Preferred Shares and (iv) the exercise of 23,882 Series B Warrants, which represents approximately 3.79% of the Issuer’s outstanding Shares (based on (i) 109,979,473 outstanding Shares outstanding at May 3, 2019, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019 filed with the SEC on May 7, 2019, plus (ii) the number of Shares issuable upon the conversion of the Series A Preferred Shares and the Series B Preferred Shares and the exercise of the Series A Warrants and the Series B Warrants, in each case, held by Capital Partners); (B) VND Partners directly holds 4,813,971 Shares, which represents approximately 4.38% of the outstanding Shares; and (C) Capital Partners Offshore Master directly holds 11,888,688 Shares, comprised of 10,904,733 Shares and 983,955 Shares issuable upon (i) conversion of 2,774 Series A Preferred Shares, (ii) the exercise of 44,271 Series A Warrants, (iii) conversion of 3,774 Series B Preferred Shares and (iv) 66,618 Series B Warrants, which represents approximately 10.71% of the Issuer’s outstanding Shares (based on (i) 109,979,473 outstanding Shares as of the May 3, 2019, plus (ii) the number of Shares issuable upon the conversion of the Series A Preferred Shares and the Series B Preferred Shares and the exercise of the Series A Warrants and the Series B Warrants, in each case, held by Capital Partners Offshore Master).

David Gallo is the Founder, Managing Partner and Portfolio Manager at Valinor Management, an investment management firm that serves as the investment manager to a number of private investment vehicles including (i) Capital Partners Offshore Master, (ii) Capital Partners and (iii) VND Partners, and is the managing member of Associates, which in turn is the general partner of (a) Capital Partners Offshore Master, (b) Capital Partners and (c) VND Partners.  Valinor Management Associates, LLC is the general partner of Valinor Management.

The aggregate number and percentage of the Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D.

(c) Except as set forth in Item 4 of this Amendment No. 7, none of the Reporting Persons has effected any transaction in the Shares since the filing of Amendment No. 6.

(d) To the knowledge of the Reporting Persons, no person other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported on this Statement.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The responses to Item 4 and Item 5 are incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 is amended and supplemented as follows:

17	Series B Convertible Stock Purchase Agreement, dated as of May 17, 2019 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on May 20, 2019).

18	Certificate of Designations of Series B Convertible Preferred Stock (incorporated by reference to Exhibit 3.4 of the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2018).

19*	Warrant Agreement by and between Valinor Capital Partners, L.P. and the Issuer, dated as of May 24, 2019.

20*	Warrant Agreement by and between Valinor Capital Partners Offshore Master Fund, L.P. and the Issuer, dated as of May 24, 2019.

21*	Registration Rights Agreement, dated as of May 24, 2019, entered into by and among the Issuer and the Valinor Preferred Participants.

22*	Purchaser Rights Agreement, dated as of May 24, 2019, entered into by and among the Issuer and the Valinor Preferred Participants.

23*	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act.

* Filed herewith.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 29, 2019	Valinor Management, L.P.

	By:	/s/ David Angstreich
Name:	David Angstreich
Title:	Chief Operating Officer

Date: May 29, 2019	David Gallo

/s/ David Gallo

Date: May 29, 2019	Valinor Associates, LLC

	By:	/s/ David Angstreich
Name:	David Angstreich
Title:	Chief Operating Officer

Date: May 29, 2019	Valinor Capital Partners Offshore Master Fund, L.P.

	By:	/s/ David Angstreich
Name:	David Angstreich
Title:	Chief Operating Officer

Date: May 29, 2019	VND Partners, L.P.

	By:	/s/ David Angstreich
Name:	David Angstreich
Title:	Chief Operating Officer

Date: May 29, 2019	Valinor Capital Partners, L.P.

	By:	/s/ David Angstreich
Name:	David Angstreich
Title:	Chief Operating Officer

Exhibit Index

17	Series B Convertible Stock Purchase Agreement, dated as of May 17, 2019 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on May 20, 2019).

18	Certificate of Designations of Series B Convertible Preferred Stock (incorporated by reference to Exhibit 3.4 of the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2018).

19*	Warrant Agreement by and between Valinor Capital Partners, L.P. and the Issuer, dated as of May 24, 2019.

20*	Warrant Agreement by and between Valinor Capital Partners Offshore Master Fund, L.P. and the Issuer, dated as of May 24, 2019.

21*	Registration Rights Agreement, dated as of May 24, 2019, entered into by and among the Issuer and the Valinor Preferred Participants.

22*	Purchaser Rights Agreement, dated as of May 24, 2019, entered into by and among the Issuer and the Valinor Preferred Participants.

23*	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act.

* Filed herewith.